EXHIBIT 99.1

BRP INC.

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF

PROXY MATERIALS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on May 30, 2019 at the Laurent Beaudoin Centre for Design and Innovation, 754 rue St-Joseph, Valcourt, Québec, J0E 2L0, to consider and take action on the following matters:

(1)

to receive the consolidated financial statements of the Company for the fiscal year ended January 31, 2019, together with the notes thereto and the independent auditor’s report thereon (see page 14 of the management proxy circular dated April 23, 2019 (the “Circular”));

(2)	to elect the twelve (12) directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 14 of the Circular);

(3)	to appoint the auditor of the Company (see page 28 of the Circular);

(4)

to consider and, if deemed appropriate, adopt an annual advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 29 of the Circular); and

(5)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Circular provides additional information relating to the matters to be dealt with at the Meeting.

The Company’s board of directors has fixed the close of business on April 15, 2019 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares, either by proxy or in person at the Meeting. A shareholder who wishes to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy, and, in either case, by returning the completed form of proxy in the pre-addressed return envelope provided for that purpose to Computershare Investor Services Inc. no later than 4:00 p.m. (Eastern time) on May 28, 2019, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays). Shareholders who have voted by proxy may still attend the Meeting.

This year, the Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular, the consolidated financial statements of the Company for the fiscal year ended January 31, 2019, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis, and other related materials of the Meeting (the “Proxy Materials”) to both its registered and nonregistered shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, shareholders receive a copy of this notice of 2019 annual meeting of shareholders and notice of availability of proxy materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a voting instruction form or a form of proxy. Notice-and-access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption.

As a shareholder of the Company, it is very important that you read the Circular and other Proxy Materials carefully. They contain important information with respect to voting your Shares and attending and participating to the Meeting. The Proxy Materials will be available on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com.

If you would like to receive a paper copy of the Proxy Materials by mail, you must make a request. Requesting a paper copy is free of charge. You have received, with this Notice of Meeting, a voting instruction form or a form of proxy on which a 15 digit or 16 digit control number is indicated. Shareholders with a 15 digit control number may call toll free at 1-866-962-0498 within North America or (514) 982-8716 outside North America to request a paper copy of the Proxy Materials. Shareholders with a 16 digit control number may call toll free at 1-877-907-7643 to request a paper copy of the Proxy Materials. In each case, shareholders will be asked to enter the control number indicated on the voting instruction form or form of proxy received to request a paper copy of the Proxy Materials.

To receive the Proxy Materials in advance of the voting deadline and Meeting date, requests for paper copies must be received by no later than May 15, 2019. If you do request a paper copy of the Proxy Materials, please note that another voting instruction form or form of proxy will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

To obtain a paper copy of the Proxy Materials after the Meeting date, please contact 1-800-564-6253.

For this year, shareholders with existing instructions on their account to receive printed materials will receive a copy of the Proxy Materials.

Shareholders are invited to attend the Meeting as there will be an opportunity to ask questions and meet with management of the Company. The Company reminds shareholders to review all of the information contained in the Circular prior to voting. At the Meeting, the Company will also report on its business results for the fiscal year ended January 31, 2019.

Dated at Valcourt, Québec, this 23th day of April, 2019.

By order of the board of directors,

Martin Langelier

Senior Vice-President, General Counsel and Public Affairs